*KH 3/9



SEC 13030526 ISSION

SEC Mail Processing Section

MAR - 1 2013

Washington DC 402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
52265
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Drive, 7th Floor
(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Brody 310.888.6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

300 South Grand	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PA 3/13

OATH OR AFFIRMATION

I, Michael Nunnelee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITY NATIONAL SECURITIES, INC.

(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______

[signature] Signature of Affiant No. 1

X Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 7th (Date) day of February (Month), 2013 (Year), by

(1) Michael Joseph Nunnelee, Name of Affiant No. 1

(2) X, Name of Affiant No. 2 **(Strike if not applicable)**

Proved to me on the basis of satisfactory evidence to be the person who appeared before me



SAHAR POUYANRAD
Commission # 1992207
Notary Public - California
Los Angeles County
My Comm. Expires Oct 19, 2016

Place Notary Seal Above

[signature] Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Form X-17-A15

Document Date: 12/31/12 Number of Pages: 2

Signer(s) Other Than Named Above: ______



RIGHT THUMPRINT OF SIGNER #1
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RIGHT THUMPRINT OF SIGNER #2
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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
52265
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Drive, 7th Floor
(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Brody 310.888.6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

300 South Grand	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michele Maslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5

Signature of Affiant No. 1 | Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 7th (Date) day of Feb (Month), 2013 (Year), by

(1) Michele C. Maslow, Name of Affiant No. 1

(2) ______, Name of Affiant No. 2 **(Strike if not applicable)**


SVETLANA FASMAN
Commission # 1853349
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2013

Place Notary Seal Above

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: FORM X-17A-5 Part III

Document Date: 12/31/12 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CITY NATIONAL SECURITIES, INC.

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc., a wholly owned subsidiary of City National Bank, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of City National Securities, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 28, 2013

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	23,175,883
Marketable securities, at fair value		2,054,426
Receivables from related party		919,599
Receivables from clearing organizations		643,301
Deferred tax asset		23,777
Total assets	$	26,816,986
Liabilities and Stockholder's Equity		
Liabilities:		
Payable for securities purchased	$	2,059,882
Accrued expenses		117,500
Payable to related party		2,184
Total liabilities		2,179,566
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		21,637,420
Total stockholder's equity		24,637,420
Total liabilities and stockholder's equity	$	26,816,986

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the Financial Industry Regulatory Authority (FINRA) and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker/dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC (NFS), a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.

The Company is also registered with the Securities and Exchange Commission (SEC) as a registered investment advisor. As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $2,477,288 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Securities Transactions

The Company records its securities transactions on a trade-date basis.

(d) Fair Value Measurements

Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures* based on publicly reported bid and ask quotations or broker quotations. Similarly, other assets, are recorded at their contracted amounts, which approximate fair value.

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability of the Company is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-Level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy Level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes the benefits of tax return positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-likely than-not criterion is based on the largest benefit that is more than 50% likely to be realized.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Bank provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay the Bank amounts equal to the taxes that the Company

(Continued)

would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return.

(3) Subdistribution and Shareholder Servicing Fees

The Company provides certain services to the CNI Charter Funds (the Funds) which are managed by City National Asset Management, Inc., a wholly owned subsidiary of the bank. Services are provided to Class N shares through the directed brokerage program and to the Servicing Class (formerly the I share class) through the CNS advisory program.

The Company serves as subdistributor for the Class N shares of nine open-ended mutual funds of the Funds. SEI Investments Distribution Co. (SEI) serves as principal distributor for the Funds.

The Company also has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class N and the Servicing Class share investors of the Funds.

(4) Transactions with Affiliates

Various expenses are paid by the Bank, such as rent and certain general and administrative expenses. These expenses are reimbursed by the Company pursuant to an agreement between the Company and the Bank.

The Company is also allocated compensation and benefit expense related to the employees of the Bank who provide services to the Company. Included within compensation and benefits expense are expenses related to stock-based compensation charges for such employees. The Bank employs a fair value methodology to determine the value of stock-based compensation granted to its employees, and such compensation is recorded over the vesting period of the related stock-based compensation.

The Company has retained the investment management division of the Bank, City National Asset Management (CNAM), to provide investment advisory and portfolio management services for their investment advisory program. Under the program, the Company has established custodial accounts on behalf of each of its clients at the Bank. The Company compensates the Bank for these services.

(5) Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(Continued)

(6) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum "net capital", equivalent to $250,000 or 2% of "aggregate debit items" whichever is greater, as these terms are defined. As of December 31, 2012, the Company had net regulatory capital of $23,565,813, which was $23,315,813 in excess of the required minimum net capital of $250,000.

(7) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax liability at December 31, 2012 are presented below:

Deferred tax asset:		
State taxes	$	23,777
Total deferred tax asset	$	23,777

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statement. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

The Bank may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. Years subsequent to 2004 are still subject to adjustment upon audits by taxing authorities.

(8) Fair Value Measurements

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The Company holds Level 1 and Level 2 investments in money market funds and marketable securities as of December 31, 2012. The primary inputs for determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security. During the year ended December 31, 2012 there were no changes to the valuation techniques employed by the Company in determining fair value.

(Continued)

A table summarizing the Company's investments under these levels of classification is included below.

		Level 1	Level 2	Level 3	Total at December 31, 2012
Asset table:					
Cash equivalents:					
Money market funds	$	2,477,288	—	—	2,477,288
Marketable securities:					
Corporate bonds		—	1,257,011	—	1,257,011
Municipal bonds		—	797,415	—	797,415
Total	$	2,477,288	2,054,426	—	4,531,714

(9) Commitments and Contingencies

On September 22, 2011, the Company amended its original agreement with NFS dated October 23, 2000, to extend the effective expiration date of the Clearing Agreement. The amendment reduced the future rate at which the Company reimburses NFS for clearing and execution costs and modified certain provisions of the contingent termination clause. In the event that the Company terminates its agreement with NFS prior to the agreement's expiration date, December 31, 2013, the Company would have to pay a termination fee equal to the estimated monthly clearing and execution charges due for the remaining length of the agreement. The Company currently has no intention of terminating the agreement. If the Company did terminate the agreement, the termination fee would have a material effect on the financial position of the Company.

(10) Subsequent Events

The Company evaluated events occurring after December 31, 2012 and through February 28, 2013, the date the financial statement was issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statement. No such subsequent events were identified.